

1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 8/1/02

For the month of August 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name Into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___V___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No ___V___

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

Taiwan Semiconductor Manufacturing Company Limited

For the month of August 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 5% shareholders of TSMC 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of July 2002.

1)The trading of directors, supervisors, executive officers and 10% shareholders:

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as April 14, 2000 (for 10% shareholders)*	*Number of shares held as June 30, 2002*	*Number of shares held as July 31, 2002*	*Changes*
Vice President	C. C. Wei		4,492,322	4,420,322	-72,000
Vice President	Mark Liu		8,207,370	8,179,370	-28,000
Vice President	Ping Yang		5,104,556	5,069,556	-35,000

[1] The Philips Electronics, B.V. appoints 3 directors and 1 supervisor.

[2] The Development Fund appoints 1 director and 1 supervisor.

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 10% shareholders:

Title	*Name*	*Number of common shares pledged as of July 31, 2002*	*Date of pledged*	*Accumulated number of pledged common shares*
Vice President	S.Y. Chiang	170,000	2002/7/29	620,000

3) The acquisition of assets: (Unit:$Thousand)：

Description of assets	*Purchase price*
Semiconductor Manufacturing Equipment	NT$3,406,734

4) The disposition of assets: (Unit:$Thousand)：None.

TSMC Fab 12 Achieves AAA, ISO 14001 & OHSAS 18001 Certifications

HSIN-CHU, Taiwan—July 30, 2002—Taiwan Semiconductor Manufacturing Company today (TSMC or the "Company") (TAIEX: 2330, NYSE: TSM) announced that the Company's Fab 12 Phase 1 set a new foundry industry record for certification in risk, environment and safety management, by achieving the AAA Damage Prevention and Fire Safety Certificate, the ISO-14001 certificate and the OHSAS-18001 certificate, all in record time. TSMC Fab 12 Phase 1 is the first 300mm production plant in the world to achieve this rigorous level of manufacturing certification.

The AAA certification system is the risk assessment certification system developed by ACE Insurance for its global insurance customers and is considered one of the most trustworthy risk certification systems worldwide. TSMC Fab 12 Phase 1 is the only 300mm semiconductor fab in the world to have achieved the AAA certificate in February 2002, only 10 months after the initial installation of manufacturing equipment. This is considered the shortest time ever to achieve the AAA certification for risk management.

In addition, Fab 12 Phase 1 also obtained ISO 14001 and OHSAS 18001 certifications in June, with 100 percent of audited items in conformity. The certifications were achieved in just 14 months.

TSMC President Dr. Rick Tsai indicated that, "Building consistent quality into all aspects of the company is a core TSMC business philosophy. TSMC is committed to achieving and maintaining complete quality in the areas of risk management, environmental, health and occupational safety as fundamental aspects of our daily operations. Our objective is to ensure total satisfaction as a competitive advantage."

"Fab 12 integrated the experiences brought up by TSMC's other fabs to achieve these three certifications in a very short time," said Dr. Tsai. "The resulting recognition is not only appropriate to our efforts, but it also sets a new benchmark by which to measure total customer satisfaction for volume production using 300mm wafer manufacturing techniques."

TSMC Fab 12 Phase 1, located in the Hsin-Chu Science-Based Industrial Park, is the Company's first full-scale 300mm manufacturing facility. The groundbreaking of Fab 12

Phase 1 took place in December 1999, followed by the equipment installation in April of 2001. Having completed successful risk production using 0.15um and 0.13um technologies in August and September 2001, respectively, Fab 12 Phase 1 reached volume production on a 0.13um, all-layer copper process in December 2001. In addition, Fab 12 Phase 1 is the center of future technology development at TSMC and is expected to reach its full capacity of 25,000 300mm wafers per month by the end of 2003. Also, construction of Fab 12 Phase 2 began in June 2002.

# # #

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 26, 2002

By 

Harvey Chang
Senior Vice President & Chief Financial Officer